

March 31, 2022

Shou Donghua
Chief Financial Officer
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District
Beijing, 100728
The People's Republic of China

> **Re: China Petroleum & Chemical Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2020**
> **Response dated January 21, 2022**
> **File No. 001-15138**

Dear Ms. Donghua:

We have reviewed your January 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2021 letter.

Form 20-F for Fiscal Year Ended December 31, 2020

Item 3. Key Information
D. Risk Factors, page 6

1. Please revise to provide risk factor disclosure specifically addressing the designation of the energy sector as a national security interest of The People's Republic of China. This disclosure should explain how any change in this type of designation would impact your operations, including your ability to transfer money or other assets out of China or enter into business transactions with non-Chinese parties. Also address the impact this would have on the value of your ADSs. Provide us with your proposed revisions in response to this and our other comments.

2.   As a company based in and with the majority of its operations in China, please revise to include a stand-alone risk factor regarding the enforceability of securities law liabilities against your officers and directors.

Risks Relating to Our Business Operation
Our operations may be adversely affected by cyber-attacks or similar disruptions, page 11

3.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, including regulations issued in 2022, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Risks Relating to the PRC, page 13

4.   In response to comment 2 in your letter dated October 29, 2021 you proposed to place the Risk Factor subsection titled "Risks Relating to the PRC" towards the forepart of the Risk Factors section. Please include disclosure regarding the risks relating to operating and being based in China as the first item in the Risk Factors section of your annual report.

5.   Please provide disclosure that more thoroughly addresses the nature of your relationship with the Chinese government, including as it relates to the interests of Sinopec Group Company, and the impact this could have on your corporate actions and their outcomes. This disclosure should be specific and cover the various ways the Chinese government could influence or control your operations and activities along with the different potential effects this could have on you, including as it relates to the value of your securities.

6.   We note from the response to comment 3 in your letter dated October 29, 2021 that you are required to obtain the approval of the China Securities Regulatory Commission (CSRC) for any public offering of equity securities. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your ADSs to foreign investors. In addition to the CSRC, state whether you or your subsidiaries are covered by permissions requirements from the Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

7.   The revised disclosure provided in response to prior comment 1 addresses the need to obtain the requisite approvals with respect to future offerings of your equity securities to foreign investors. Please revise to provide disclosure explaining how Chinese regulatory authorities could regulate, oversee, control or disallow your listing, resulting in the value of your ADSs significantly declining or becoming worthless.

8.   We note the revised disclosure provided in response to prior comment 1. Please revise to make clear whether the legal and operational risks associated with being based in or

having the majority of the company's operations in China i) could result in a material change in your operations and/or the value of your ADS or ii) could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

9.   In addition to the above, revise your disclosure to address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct your business, accept foreign investments, or list on a U.S. or other foreign exchange.

10.   With regard to prior comments 2 and 3, it does not appear that the revised disclosure definitively highlights i) the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors or ii) the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs.

      To this end, it appears you should also provide disclosure that addresses the risks to you of new rules and regulations promulgated by the Chinese government (whether enacted or proposed). For example, as the largest integrated petroleum and petrochemical company in China, address risks associated with energy security, including as it relates to the risks of new rules and regulations and potential limits on foreign ownership in the sectors in which you operate. Include disclosure addressing the scenario where foreign investment in the petroleum and petrochemical sectors is prohibited or restricted and the consequences to the value of your ADSs.

11.   The revised disclosure provided in response to prior comment 3 states that your investors may be faced with risks associated with the enforcement of court judgements and shareholders rights. Further revise this disclosure to provide additional detail regarding the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws.

12.   We note the revised disclosure provided in response to prior comment 3 regarding liquidity risks that operating in China poses to investors. However, it appears that broader disclosure should be provided regarding liquidity risks. Revise to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute

Shou Donghua
China Petroleum & Chemical Corporation
March 31, 2022
Page 4

earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

13. We note the revised disclosure provided in your letter dated January 21, 2022 appears to have removed a portion of the disclosure requested in comment 5 of our letter dated September 30, 2021. Please revise your disclosure to include a definitive statement that rules and regulations in China can change quickly with little advance notice. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, please expand your disclosure to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please ensure that your disclosure does not suggest there are mitigating factors regarding the nature of your relationship with the Chinese government, the manner in which you are regulated, or the degree to which your operations could be affected by economic, industrial, or other policies in China.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted ..., page 15

14. Your response to prior comment 5 includes a revision to state that your auditor is included in the list of accounting firms headquartered in mainland China that the PCAOB is unable to inspect completely. Please provide expanded disclosure explaining that being identified as a company whose audit report was issued by a public accounting firm that is unable to be inspected or investigated completely could have a negative effect on the value of your securities or cause investors to lose confidence in your financial statements and reporting. Also, clarify your proposed revision to explain that as a result of a delisting or trading prohibition investors could lose all of the value of their investment and your securities could become worthless.

Information on the Company
History and Development of the Company, page 17

15. Under this heading, please provide a diagram of the company's corporate structure, including information depicting your principal subsidiaries and any entities in which your operations are conducted.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)
Table IV: Reserve Quantities Information, page S-4

16. We have read your response to comment 7, and note the explanation of the changes in proved crude oil reserves includes an upward revision of 9.46 million barrels resulting from the conversion of probable reserves to proved reserves in some of your overseas

reserves. We believe that changes associated with reclassifying reserves previously considered to be probable to proved should be categorized as extensions if they are related to additional drilling, rather than as revisions of previous estimates, based on the guidance in subparagraph (a) and (d) of FASB ASC 932-235-50-5. Under this guidance, extensions represent additions to proved reserves that result from an extension (or increase) of the proved acreage of previously discovered reservoirs through additional drilling.

We also note the explanation of the changes in proved crude oil and natural gas reserves related to improved recovery includes increases from infill wells combined with increases by application of gas and chemical displacement or other developing improved recovery technologies. We believe that changes associated with infill drilling should be categorized as revisions of previous estimates, rather than improved recovery, based on the guidance in subparagraphs (a) and (b) of FASB ASC 932-235-50-5. Under this guidance, improved recovery relates to the recovery of hydrocarbons, beyond primary recovery, obtained through secondary or tertiary recovery methods that generally supplement the natural reservoir recovery processes.

Please revise the classifications within your reserves reconciliations and the associated narratives accordingly and expand your explanation of increases due to improved recovery for natural gas to clearly describe the actual methods or physical processes that represent the "supercharged developing technology or high efficiency adjustment."

Table V: Standardized Measure of Discounted Future Net Cash Flows, page S-7

17. We have considered your response to comment 8. We believe the impact of the error related to your treatment of abandonment costs for purposes of calculating the standardized measure of discounted future net cash flows was quantitatively material to the net measure as of December 31, 2020 and to various individual line items as of December 31, 2018, 2019 and 2020. Further, we believe the qualitative factors you describe do not overcome the quantitative impact of the errors. Accordingly, we do not agree with your conclusion that the errors are immaterial. Please restate your presentation of the standardized measure for each period. Additionally, in light of the restatement, please reassess your conclusion that your disclosure controls and procedures were effective as of December 31, 2020.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation